WAITE, SCHNEIDER, BAYLESS & CHESLEY CO. L.P.A.
JAMES R. CUMMINS
1513 Fourth & Vine Tower
1 West Fourth Street
Cincinnati, OH 45202

July 13, 2012

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Daniel F. Duchovny

Re:	Signature Group Holdings, Inc.
Response to July 2, 2012 Comment Letter filed by James A. McIntyre filed July 3, 2012
Definitive Additional Soliciting Materials filed by James A. McIntyre filed July 3, 2012
File No. 001-08007

Dear Mr. Duchovny:

We acknowledge receipt of the letter of comment dated July 9, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with James A. McIntyre and provide the following response on his behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Definitive Additional Materials.  Our responses are numbered to correspond to your comments.

Response to July 2, 2012 Comment Letter

1.	We reissue prior comment 1 in part, as follows:

•	Confirm that you will include the substance of your response to the third bullet point in future disclosure.

Mr. McIntyre and the Nominees confirm that in any future disclosure they will include the substance of their response to the third bullet point of the Response to July 2, 2012 Comment Letter.

•	Your response to the fifth bullet point does not provide any supplemental support for the referenced disclosure; instead it includes a number of unsupported conclusory statements.

We acknowledge the Staff’s comment.  While we respectfully disagree with the Staff’s conclusion, Mr. McIntyre and the Nominees will remove this statement from future disclosure.

2.	With respect to prior comments 4 and 7, please confirm that you will include the substance of your response in future disclosure.

Mr. McIntyre and the Nominees confirm that they will include the substance of the responses to comments 4 and 7 from the Response to July 2, 2012 Comment Letter in any future disclosure.

3.
We reissue prior comment 6:  you have not explained supplementally or in your presentation filed on July 3, 2012 how, if at all, the stock price is correlated to management’s compensation.  Would the same result be achieved if the information was presented in two separate charts?

We acknowledge the Staff’s comment.  While we respectfully disagree with the Staff’s conclusion, Mr. McIntyre and the Nominees will split the information into two separate charts in any future disclosure.

Definitive Additional Soliciting Materials

4.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  Please provide us with support for the following statements:

•	Your disclosure that the company’s board and management “Abuse of NOL poison pill…” (slide 4)

We acknowledge the Staff’s comment.  On a supplemental basis, we note the following:

o
On October 23, 2007, Signature, then known as Fremont General Corporation, entered into a Rights Agreement, or “poison pill,” dated as of October 23, 2007 with Mellon Investor Services, LLC.  The Rights Agreement was expressly adopted to protect Signature’s NOLs.

o
With certain exceptions, under the Rights Agreement an “Acquiring Person” is “any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 5% or more of the shares of Common Stock then outstanding,…provided, however, that no Person shall be an Acquiring Person unless the Board of Directors of the Company shall have affirmatively determined, within ten Business Days after such Person has otherwise met the requirements of this Section 1(a), that such Person shall be an Acquiring Person.”

o
On July 15, 2011, an affiliate of Kingstown Capital Management, LLC, a 4.9% stockholder of the Company (“Kingstown”), delivered a letter to the Company, demanding that the Company schedule an annual meeting of its stockholders, noting that the Company had failed to hold an annual meeting since 2006 in violation of its Bylaws.  The letter also advised that Kingstown was nominating seven individuals as candidates for election to the Board including Guy Shanon, J. Hunter Brown, Laure M. Shanon, Robert Willens, Robert A. Peiser and Mr. McIntyre (the “2011 Nominees”).

o
On July 14, 2011, Kingstown, certain of its affiliates, and the 2011 Nominees (collectively the “Group”) had entered into a Solicitation Agreement in which, among other things, the Group agreed to solicit proxies or written consents for the election of the 2011 Nominees.

o	On December 7, 2011, Mr. McIntyre delivered written notice of his termination of obligations under the Solicitation Agreement (the “Termination Notice”). Mr. McIntyre also withdrew his nomination.

o
After receiving the letter from Kingstown, the Board alleged, in an 8-K filed with the Staff on August 3, 2011, that the Group “may constitute an Acquiring Person” within the meaning of the Rights Agreement and threatened to implement the “poison pill,” despite the fact neither Kingstown nor any of the Nominees was the Beneficial Owner of greater than 5% of the shares of Common Stock of the Company (emphasis added).

o
However, the Board did not implement the poison pill immediately.  Instead, the Board gave itself until September 30, 2011 to determine whether the Group was an Acquiring Person for purposes of the Rights Plan.  Mr. McIntyre believes this was done in order to pressure Kingstown into withdrawing the 2011 Nominees and its demand for an annual meeting.

o
As of the date hereof, the Board has yet to make a determination and has repeatedly extended the date by which it has to do so.  In fact, on May 29, 2012, the Board extended such determination date until July 30, 2012.

o	In support of his position, Mr. McIntyre has filed litigation in the District Court of Nevada (Washoe County) seeking a declaratory judgment that the Rights Agreement does not apply.

Given that the Rights Plan was adopted to protect the NOLs, that the formation of the Group did not impact in any respects  the Company’s ability to otherwise fully utilize the NOLs and that the Board, nearly one year after the Group was formed and seven months after the Group was disbanded, is still threatening to declare the Group to be an Acquiring Person under the Rights Plan, we believe there is a reasonable factual basis for disclosing that the Company’s Board and management have “Abuse[d] [] the NOL poison pill.”

•
Your suggestion that the company is an “unconstrained blind risk pool akin to a hedge fund making small, risky, illiquid private investments (senior, mezzanine and equity) in unrelated, down market companies” which is “heavily discounted in the public markets” (slide 12, emphasis in original).

We acknowledge the Staff’s comment.  On a supplemental basis we note that in an Investor Conference presentation filed with the Staff on May 23, 2012, on Form 8-K the Company indicated that it would actively seek acquisition opportunities with the following characteristics, among others:

o	EBITDA of $7 million to $25 million (emphasis added);

o	Enterprise values up to $300 million;

o	Industry agnostic;

o	Market leading or niche oriented (emphasis added);

o	Companies that do not have a natural strategic buyer or stand alone IPO potential (emphasis added); and

o	Private equity or hedge fund holdings which need an exit per LP requirements.

Additionally, the Company has a “Special Situations” division that acquires and originates debt opportunities, specifically “seek[ing] debt opportunities with significant upside potential that generate high risk adjusted returns.” (Emphasis added).  The Company has indicated that it will consider the following investments:

o	Distressed and sub-performing debt;

o	Secured loans;

o	Real estate mortgages;

o	Corporate bonds;

o	Tranche B loans;

o	Public and private debt; and

o	Annuity streams.

Given that management has no real acquisition focus outside of a specified EBITDA range and Enterprise Value and is actively seeking risky, illiquid investments for its Special Situations unit and the fact that the Company currently trades at a significant discount to its primary asset, the NOLs, we believe that there is a reasonable factual basis for suggesting that the Company is an “unconstrained blind risk pool akin to a hedge fund making small, risky, illiquid private investments (senior, mezzanine and equity) in unrelated, down market companies” which is “heavily discounted in the public markets.”

•	Your belief that the failure to hold a shareholder meeting since June 2010 was due to the board being afraid of “the possibility of being voted out by stockholders” (slide 15).

We acknowledge the Staff’s comment.  On a supplemental basis, we note that in his resignation letter dated April 21, 2011, Michael Blitzer, a former director of the Company, provided specific examples of his concerns with the actions of the Board and expressed his belief that stockholders of the Company would be supportive of his ideas on the most effective means for maximizing value at the Company.

We also note that an affiliate of Mr. Blitzer delivered a letter to the Company on July 15, 2011, demanding that the Company hold an annual meeting of stockholders and nominating individuals for election to the Board.  Stockholders were not given the opportunity to vote for the 2011 Nominees because the Board did not hold a meeting of stockholders and instead alleged that Group was an Acquiring Person under the Rights Plan.

Given the problems at the Company and Mr. Blitzer’s superior business strategy, each as outlined in Mr. Blitzer’s resignation letter, the Company’s reaction to Mr. Blitzer’s demand that the Company hold an annual meeting of stockholders and the Company’s ultimate failure to hold an annual meeting in 2011, we believe there is a reasonable factual basis for suggesting that the failure to hold a stockholder meeting since June 2010 was due to the Board being afraid of “the possibility of being voted out by stockholders”.

•	Your disclosure that “for the past 10 months, Signature’s Board and management have threatened to use a poison pill” against Mr. McIntyre (slide 18).

We acknowledge the Staff’s comment. As disclosed above, the Board did not declare the Group to be an Acquiring Person and implement the poison pill immediately after publicly alleging, on August 3, 2011, that it was determining whether the Group was an Acquiring Person for purposes of the Rights Plan.  Instead, the Board gave itself until September 30, 2011 to determine whether the Group was an Acquiring Person and to implement the poison pill.  Yet despite alleging, nearly a year ago, that the Group was an Acquiring Person the Board, as of the date hereof, has still not made a determination as to whether the Group is an Acquiring Person and has repeatedly extended the date by which it has to do so for purposes of the Right Agreement.  In fact, on May 29, 2012, the Board once again extended such determination date until July 30, 2012.  Accordingly, we believe there is a reasonable factual basis for the disclosure that “for the past 10 months, Signature’s Board and management have threatened to use a poison pill” against Mr. McIntyre.

•	Your disclosure that management has threatened to virtually wipe out [Mr. McIntyre’s] investment in Signature (slide 19).

We acknowledge the Staff’s comment. As disclosed above, the Board has threatened to declare the Group an Acquiring Person under the Rights Agreement and implement the poison pill.  On a supplemental basis, we note the following:

o
Pursuant to the Rights Agreement, the Board can declare a Distribution Date upon a stockholder (or group of stockholders) becoming, and the Board declaring the stockholder (or group of stockholders) to be, an Acquiring Person under the Rights Agreement.  The Rights are attached to all certificates for all outstanding shares of Signature’s Common Stock.

o
In the event that a stockholder (or group of stockholders) becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or, in certain circumstances, cash, property or other securities of Signature) having a value equal to two times the exercise price of the Right.  However, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

o
At an exercise price of $12.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) would entitle its holder to purchase $24.00 worth of Common Stock for $12.00.  On August 4, 2011, the day after the Company publicly disclosed that it was considering whether the Group was an Acquiring Person, the price of Signature’s Common Stock closed at $0.56.  At that price, each Right would entitle the holder to purchase approximately 43 shares of Common Stock for $12.00 or approximately $0.28 per share.  However, as set forth above, any stockholder or group of stockholders would automatically lose that right upon acquiring more than 4.9% of the outstanding shares and the Board declaring that the stockholder or group of stockholders is an Acquiring Person.

o
If the Board declares that the Group is an Acquiring Person and sets a Distribution Date, the holders of approximately 95,786,377 shares of Signature common stock currently outstanding and not owned by the Group would be entitled, for each share of Common Stock owned, to purchase $24.00 worth of Common Stock for $12.00.  Assuming each Right is exercised, each holder of the 95,786,377 shares would be entitled to purchase approximately 43 shares of Common Stock (as described above) per each of the 95,786,377 shares, and then 4,118,814,211 shares of Signature Common Stock will be issued, reducing Mr. McIntyre’s ownership from almost 10% to less than 1% of the shares outstanding.  The Board could also elect to redeem each Right for one share of Common Stock without payment from any Rights holder thereby reducing Mr. McIntyre’s ownership by 50%.

Accordingly, we believe that there is a reasonable factual basis for the disclosure that “management has threatened to virtually wipe out [Mr. McIntyre’s] investment in Signature.”

•
Your disclosure that “The threat against McIntyre is being used and has been used for nearly a year by the Board to entrench themselves by threatening to restrain McIntyre from casting his votes, or joining other stockholders who think similarly on Signature issues on management and governance” (slide 19).

We acknowledge the Staff’s comment.  As disclosed above, the Board threatened to declare the Group an Acquiring Person under the Rights Agreement beginning shortly after Kingstown nominated individuals for election to the Board on July 15, 2011.  On a supplemental basis we note that, despite not being in violation of Section 382 of the IRS Code, as a result of this threat Mr. McIntyre withdrew from the Group and as a 2011 Nominee on December 7, 2011.

We note further that because of the Board’s threat and the chance his ownership of the Company would be diluted, Mr. McIntyre is effectively barred from joining with other like-minded stockholders with respect to the upcoming Annual Meeting, limiting his ability to take certain actions or to nominate certain individuals at the Annual Meeting.

Accordingly, we believe there is a reasonable factual basis for the disclosure that “[t]he threat against McIntyre is being used and has been used for nearly a year by the Board to entrench themselves by threatening to restrain McIntyre from casting his votes, or joining other stockholders who think similarly on Signature issues on management and governance.”

•	Your disclosure that the participants have extensive experience as governance leaders” (slide 29).

We acknowledge the Staff’s comment.  On a supplemental basis, we note that all of the Nominees have executive experience and/or experience serving on the boards of directors of public and private companies.  Specifically we note that,

o
J. Hunter Brown is currently the Managing Member of Watson Wilkins & Brown, LLC (“WWB”), a private investment firm that also consults on corporate governance and strategies to enhance stockholder value, which he founded in 2003. Prior to founding WWB, Mr. Brown served as an independent consultant to public and private businesses and not-for-profit entities. From July 1993 to January 2001, he served in various capital markets capacities involving global markets with JP Morgan Securities, Inc. He is currently a director of Tigrent Inc., a provider of practical, high-quality and value-based training, conferences, publications,  technology-based tools and mentoring, serving as Chair of the Audit Committee, a member of the Governance & Nominating Committee, and Special Committee on Related Party Transactions. He previously served as a member of the Compensation Committee. Mr. Brown previously served as a director of National Auto Credit, Inc., a then NYSE listed specialty finance company, from January 1996 to March 1998, where he formed and chaired a special committee of independent directors.

o
Barton I. Gurewitz is the Managing Director, Business Development-Investment Banking at Wedbush Securities, Inc. (“Wedbush”). He has been with Wedbush since 1975 and was responsible for co-founding and managing its investment banking and private equity business. Prior to joining Wedbush, he was with the Corporate Finance Department of William R. Staats & Co., Inc. and its successor from 1964 to 1975. Mr. Gurewitz has 43 years of investment banking experience.

o
From 1963 until his retirement in January 2008, Mr. McIntyre was a director of the Company, serving as Chairman from May 2004 to November 2007. From January 1972 to May 2004, Mr. McIntyre also served as Chief Executive Officer of the Company.

o
Joyce White is the owner and Chief Executive Officer of First Aid Direct of Los Angeles. Ms. White has also served as a director of Prospect Mortgage, LLC since April 2009. From April 2009 to October 2010, Ms. White served as the Chief Executive Officer of Prospect Holdings, one of the United States’ largest independent mortgage bankers offering home loans, refinance and home equity loans. Prior to joining Prospect Holdings, Ms. White served as Executive Vice President at Bank of America from October 1987 to January 2009.

o
Robert A. Peiser serves on a variety of corporate and not-forprofit boards. Mr. Peiser served as Chairman and Chief Executive Officer of Omniflight Helicopters, Inc., an air medical services provider, from February 2008 to May 2010. Prior to joining Omniflight Helicopters, Inc., from April 2002 to January 2008, Mr. Peiser served as President and Chief Executive Officer of Imperial Sugar Company (Nasdaq: IPSU), a publicly traded refiner and marketer of sugar products and served on its Board of Directors. Mr. Peiser is the immediate past Chairman of the Texas TriCities Chapter of the National Association of Corporate Directors. Mr. Peiser is currently a director of Team, Inc. (NYSE: TISI), a leading provider of specialty maintenance and construction services, serving as a member of the Compensation Committee and the Executive Committee, and USA Truck (NASDAQ: USAK), a nationwide provider of freight transportation, where he serves on the Compensation and Nominating/Governance Committees. Mr.  Peiser was recently a director of Solutia, Inc., where he served as Chairman of the Nominating and Governance Committee. From June 2010 to May 2011, Mr. Peiser was a director of the Company, serving as Chair of both the Audit Committee and Executive Committee.

Accordingly, we believe there is a reasonable factual basis for the disclosure that the participants have extensive experience as governance leaders.

5.
Participants must avoid statements in their disclosure that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.  Please provide us support for the following disclosure and avoid similar statements in future filings:

•
You state that “Signature management is using deceptive information to mislead stockholders in this proxy fight” (slide 4). Your disclosure appears to suggest that the company is not complying with its obligations under disclosure laws.

We acknowledge the Staff’s comment.  On a supplemental basis, we note that in a letter to stockholders dated June 11, 2012, the Company repeatedly referenced Mr. McIntyre’s “responsibility” for “destroying” the Company.  It appears that with these statements, the Company is implying that Mr. McIntyre was responsible for the bankruptcy of Fremont General and that stockholders should be concerned for a repeat performance.  In reality, Mr. McIntyre stepped down as CEO of the Company in 2004, four years before the Company declared bankruptcy and, at the time of the Company’s bankruptcy, Mr. McIntyre was not an executive of the Company.  He was one individual on a board of directors with seven members and could not have been individually responsible for destroying the Company.  Accordingly, we believe there is a factual foundation for stating that “Signature management is using deceptive information to mislead stockholders in this proxy fight.”

•	Your concern that “the Signature management team controls this Board…” (slide 15), which appears to suggest that the board is not fulfilling its fiduciary duties.

We acknowledge the Staff’s comment.  We note that the full quote from the presentation states “[w]e are concerned that the Signature management team controls this Board, despite the appearance of independence, allowing for self-dealing.”  The quote is not intended to suggest that the Board is not fulfilling its fiduciary duties.  Rather, Mr. McIntyre and the Nominees are concerned that management may be attempting to manipulate the Board to their advantage, at stockholders’ expense.

On a supplemental basis, we note that in his resignation letter dated April 21, 2011, Michael Blitzer, a former director of the Company, stated the following (quoted from Mr. Blitzer’s resignation letter filed as Exhibit 99.1 to the Company’s Form 8-K filed with the Staff on April 22, 2011) (emphasis added):

o
“On March 11th, 2011, a Board meeting was called at the request of the Audit Committee (of which I was a member) to discuss the business overview section of the Company’s Form 10-K for the year ended December 31, 2009. Incidentally, at that time, the filing of the Form 10-K had already been delayed multiple times, and is currently months behind various timelines provided by management.  In the context of this discussion, I repeated my concerns that management had not provided an effective rationale or credible projections to show that their hedge fund-style strategy is commercially viable in light of the Company’s limited resources, capital base, and management’s skill set. A second independent director suggested that the board consider the engagement of an investment banking firm to provide an independent analysis of the conclusions reached in the Kingstown Memo and, if appropriate, present and evaluate other potential strategies. That independent director and I were shouted down by members of external management such that a third independent director hung up citing the acrimony and lack of professionalism on the call. A motion to allow an investment banking firm to simply make a presentation to the Board regarding a potential engagement was voted down.”

o
“On March 21st, 2011 a special meeting of the Board was called by a majority of the independent directors. The meeting was a direct result of the inability of certain directors to receive answers to their questions related to the External Agreement and to engage in substantive discussions about the advantages and disadvantages of the External Agreement. The meeting was never held due to a lack of quorum since both of the management directors and two other independent directors simply did not show up.  This was unusual, if not suspicious, in two respects. First, all four of these directors were present on an Executive Committee meeting call that concluded moments before the scheduled time of the special meeting call. Second, the meeting was called with proper notice and in accordance with the Company’s bylaws and none of the absent directors noted any scheduling conflicts or difficulty attending the meeting in the days leading up to it. This was the only Board meeting in the last year in which there was no quorum.”

o
“On April 16th, 2011 a Board meeting was held in which two new directors were added to the Board. The initiative to expand the Board was in direct contradiction to all prior statements by external management in which they articulated their strong desire to reduce the Board size for reasons related to cost, scheduling, and the Company’s small size, among others. As recently as March 3, 2011, the Company stated publicly in a Form 8-K filing that it did not have plans to increase the size of the Board. No reason was provided by management or any member of the Nominating Committee for this sudden reversal.  The process by which directors were added can only be described as rushed and appears void of due care and appropriate diligence. The Chairman of the Nominating Committee has indicated that he was not even informed that board appointments were on the agenda until after the Nominating Committee meeting convened on April 12th, at which time a list of candidates and an interview schedule was put forward. According to minutes of the Nominating Committee meeting, no in-person interviews were conducted of any of the candidates nor were any conducted prior to the Board vote on April 16th. No discussion ever took place among the Board to discuss the desired size of the Company’s Board, the reasons for adding directors now, the skills desired for potential new directors to complement the existing group, or recommendations from directors on potential candidates. We were provided with no evidence of reference or background checks, nor was any Board questionnaire or other information provided to directors so that the independence of director nominees could be reviewed. The motion was introduced by a member of management rather than by a member of the Nominating Committee, which seems unusual, and the vote was held without any discussion of the strengths and weaknesses of each candidate.”

We also note that, despite calls for the renegotiation of the outside management contract with Signature Capital Advisors LLC by Mr. Blitzer and Robert Peiser, who was a director of the Company until his resignation on May 26, 2011, the Company waited until August 2, 2011, shortly after Mr. Blitzer nominated directors and demanded the Company hold an annual meeting, to terminate the outside management contract and enter into employment agreements directly with members of management.  At the time the agreements were approved, half of the Board’s independent directors had been serving on the Board for less than four months.

The agreements significantly increased management’s compensation -- prior to the new agreements, the annual salaries of senior management were limited to $150,000 each, following execution of the new agreements, current CEO Craig Noell, former President Kenneth Grossman and interim CFO Kyle Ross, ultimately collected almost $3 million in salaries, bonuses and stock options and restricted stock grants (subject to vesting) in 2011.  In addition, the agreements contained modified single-trigger change in control provisions, which ensured that the members of management could collect significant payouts in the event Mr. Blitzer’s nominees were to be elected if and when the Company finally held a meeting of stockholders.

Given the actions and behavior of management and certain members of the Board during Mr. Blitzer’s tenure as a director and the timing and terms of management’s employment agreements, we believe that there is a factual basis for Mr. McIntyre’s and the Nominees’ concern that “the Signature management team controls this Board, despite the appearance of independence, allowing for self-dealing.”

•	Your disclosure that you will “[p]roperly use its Nominating/Governance and Compensation Committees” (slide 29), which appears to suggest that the current board has misused its authority.

We acknowledge the Staff’s comment.  We note that the referenced disclosure is not meant to suggest that the current Board has misused its authority.  Rather, Mr. McIntyre and the Nominees believe the Board has not properly wielded its authority in a manner that is in the best interests of stockholders.

On a supplemental basis, we note that in his resignation letter dated April 21, 2011, Michael Blitzer, a former director of the Company, stated the following (quoted from Mr. Blitzer’s resignation letter filed as Exhibit 99.1 to the Company’s Form 8-K filed with the Staff on April 22, 2011) (emphasis added):

o
“On April 16th, 2011 a Board meeting was held in which two new directors were added to the Board. The initiative to expand the Board was in direct contradiction to all prior statements by external management in which they articulated their strong desire to reduce the Board size for reasons related to cost, scheduling, and the Company’s small size, among others. As recently as March 3, 2011, the Company stated publicly in a Form 8-K filing that it did not have plans to increase the size of the Board. No reason was provided by management or any member of the Nominating Committee for this sudden reversal.  The process by which directors were added can only be described as rushed and appears void of due care and appropriate diligence. The Chairman of the Nominating Committee has indicated that he was not even informed that board appointments were on the agenda until after the Nominating Committee meeting convened on April 12th, at which time a list of candidates and an interview schedule was put forward. According to minutes of the Nominating Committee meeting, no in-person interviews were conducted of any of the candidates nor were any conducted prior to the Board vote on April 16th.  No discussion ever took place among the Board to discuss the desired size of the Company’s Board, the reasons for adding directors now, the skills desired for potential new directors to complement the existing group, or recommendations from directors on potential candidates. We were provided with no evidence of reference or background checks, nor was any Board questionnaire or other information provided to directors so that the independence of director nominees could be reviewed. The motion was introduced by a member of management rather than by a member of the Nominating Committee, which seems unusual, and the vote was held without any discussion of the strengths and weaknesses of each candidate.”

We also note the following:

o	that the Nominating/Governance and Compensation Committee has chosen not to re-nominate five of the eight directors currently serving on the Board;

o	that each non-employee director receives annual compensation of $100,000, in addition to any per-meeting fees; and

o	that the Nominating/Governance and Compensation Committee approved the current employment agreements for management.

Mr. McIntyre and the Nominees do not believe the foregoing is demonstrative of a properly functioning board of directors and its Nominating/Governance and Compensation Committee, in particular.  If elected, Mr. McIntyre and the Nominees, in contrast to the current Board, intend to properly use their authority in a manner that is in the best interests of stockholders.  Accordingly, we believe there is a factual basis for stating that Mr. McIntyre and the Nominees will “[p]roperly use its Nominating/Governance and Compensation Committees.”

6.	Please explain supplementally, with a view toward revised disclosure, how the board and management have used the NOL poison pill to entrench themselves (slide 15).

We acknowledge the Staff’s comment. As disclosed above, the Board threatened to declare the Group an Acquiring Person under the Rights Agreement beginning shortly after the members of the Group formed the Group on July 14, 2011.  On a supplemental basis we note that, despite not being in violation of Section 382 of the IRS Code, as a result of this threat on December 7, 2011, Mr. McIntyre withdrew as a 2011 Nominee and the Group was disbanded.

We note further that because of the Board’s threat and the chance his ownership of the Company would be diluted, Mr. McIntyre is effectively barred from forming a group with other like-minded stockholders with respect to the upcoming Annual Meeting, limiting his ability to take certain actions or to nominate certain individuals at the Annual Meeting.

Overall, management’s and the Board’s continued threat of using the “poison pill” has had a chilling effect on Mr. McIntyre’s and other stockholders’ activity with respect to the Company and, in the opinion of Mr. McIntyre and the Nominees, has served to entrench the Board.

7.
Please provide support supplementally, with a view toward revised disclosure, for your disclosure that Ken Grossman “has purchased more than 5% of the [company’s] stock since 2009 but Signature has never threatened him with the poison pill step.” We note that the company’s proxy statement shows Mr. Grossman to have beneficial ownership of 4.9% of the shares, which includes common stock to be acquired pursuant to warrants and restricted stock (slide 18).

We acknowledge the Staff’s comment.  On a supplemental basis, we note that the Company’s 2010 Annual Report on Form 10-K states in Item 12 that Ken Grossman beneficially owned 5,508,547 shares of Common Stock or 4.83% of the outstanding shares as of June 27, 2011.  On August 2, 2011, pursuant to an employment agreement between Mr. Grossman and the Company, Mr. Grossman was awarded an option to purchase 2,923,000 restricted shares of its Common Stock and an outright award of 492,224 shares of restricted shares of Common Stock.  For purposes of the Rights Agreement, the definitions of Acquiring Person and Beneficial Ownership include any shares subject to any option to acquire Signature common stock and any awards of shares of that stock even if not yet vested.  Following his restricted share grant of August 2, 2011, Mr. Grossman beneficially owned 8,923,771 shares of Common Stock for purposes of the Rights Agreement, well in excess of the 4.9% of shares of Common Stock needed to be declared an Acquiring Person.  Mr. McIntyre and the Nominees are unaware of the Board ever evaluating Mr. Grossman’s status as an Acquiring Person under the Rights Plan and no disclosure thereof has ever been publicly made.

8.
Please revise future disclosure to clarify whether the company was required under any applicable law, regulation or listing requirement to submit the Rights Agreement to shareholders for their approval (slide 18).

We acknowledge the Staff’s comment.  Mr. McIntyre and the Nominees confirm that they will revise any future disclosure to clarify whether the Company was required under any applicable law, regulation or listing requirement to submit the Rights Agreement to stockholders for their approval.

9.	Please explain supplementally, with a view toward revised future disclosure, the meaning of “Leucadia provisions” in the company’s bylaws (slide 18).

We acknowledge the Staff’s comment.  On a supplemental basis we note that the “Leucadia provisions” refer to Article 8 of the Company’s Bylaws, “Restrictions on Transfer of Shares”, which prohibits and voids ab initio the transfer of the Company’s securities to the extent that, as a result of such transfer, a stockholder would end up the owner of in excess of 5% of the Company’s outstanding securities.

A copy of the Company’s Amended and Restated Bylaws were filed with the Staff on May 2, 2012 as Exhibit 3.1 to the Company’s Form 8-K dated May 2, 2012.

10.	Please disclose how you “intend to eliminate the 2007 Rights Agreement” (slide 19) and whether you have any specific plans to do so.

The Nominees, if elected, intend to explore amending the Expiration Date (as defined in the Rights Agreement) of the Rights Agreement so that the Rights Agreement expires as soon as practicable following their election.  Additionally, the Nominees intend to retain the Leucadia provisions in the Bylaws and submit to the stockholders a proposal for a new rights agreement/poison pill that (1) adequately protects the NOLs, and (2) clarifies by specific terms that it cannot be used to extinguish shareholder rights to vote and organize if the shareholder did not acquire shares that would enlarge the shareholder’s position to greater than 4.9% with a view to engaging in a hostile takeover of the company.

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The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

WAITE, SCHNEIDER, BAYLESS & CHESLEY CO. L.P.A.

By:	/s/ James R. Cummins
JAMES R. CUMMINS

cc:	James A. McIntyre Steve Wolosky